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082-01716

08002598

POWER FINANCIAL CORPORATION

N E W S   R E L E A S E

SEC Mail Processing Section
MAY 14 2008
Washington, DC
101

SUPPL

FOR IMMEDIATE RELEASE

MANAGEMENT SUCCESSION AND NEW BOARD APPOINTMENT

Montréal, Québec, May 8, 2008 – At the Annual Meeting of Shareholders held in Montréal today, Robert Gratton indicated that he was retiring as an executive of Power Financial Corporation and therefore would not be standing for re-election as Chairman of the Board of Directors.

Mr. Gratton was named President and Chief Executive Officer of Power Financial in 1990, having served as Chairman, President and Chief Executive Officer of Power Financial's subsidiary Montreal Trust, from 1982 to 1989. He became executive Chairman of the Board of Power Financial in May 2005. He remains a member of the Board of Directors.

At the meeting, Mr. Gratton told the shareholders of Power Financial Corporation that they could count on his continuing interest in and support of the group companies and their management.

The Board of Directors today approved the appointment of André Desmarais and Paul Desmarais, Jr. as Co-Chairmen of the Board of Directors.

PROCESSED
MAY 21 2008
THOMSON REUTERS

dlw 5/19

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

POWER FINANCIAL CORPORATION

Also today Raymond McFeetors was elected to the Board of Directors of Power Financial Corporation and was named Vice-Chairman of the Board. Mr. McFeetors will work closely with R. Jeffrey Orr, President and Chief Executive Officer of the Corporation, and will have ongoing responsibility for the Corporation's investment in the Great-West Lifeco group of companies.

Power Financial Corporation is a diversified management and holding company that has interests, directly or indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. It also has substantial holdings in a diversified industrial group based in Europe. Power Financial Corporation is a member of the Power Corporation of Canada group of companies.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's and its subsidiaries' for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

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POWER FINANCIAL
CORPORATION

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information concerning the risks and uncertainties associated with the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of the announcement by Lifeco of the signing of a definitive agreement by GWL&A to sell its healthcare insurance business, the results from Lifeco's U.S. healthcare insurance business are presented in the consolidated financial statements as "discontinued operations" in accordance with GAAP. Power Financial's share of these results is included in operating earnings

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

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